Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Annual Shareholders’ General Meeting

Held on June 1, 2021

June 2, 2021 – New York (N.Y.)—Cellectis S.A. held its Annual Shareholders’ General Meeting (Euronext Growth: ALCLS – Nasdaq: CLLS) on June 1, 2021 at its head office in Paris, France.

At the meeting, during which more than 66% of voting rights were exercised, Resolutions 1 through 24 were adopted. Resolution 25 was rejected.

The detailed results of the vote and the resolutions are available on the company’s website:

https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 21 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to targetand eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visitwww.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis

For further information, please contact:

Media contacts:

Margaret Gandolfo, Communications Manager, 646-628-0300,

Margaret.gandolfo@cellectis.com

Conor McGoldrick, Zeno Group, 914-355-0927, Conor.Mcgoldrick@zenogroup.com

IR contact:

Simon Harnest, Chief Investment Officer, 646-385-9008, simon.harnest@cellectis.com